SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Amendment No. 1)*

FelCor Lodging Trust Incorporated
(Name of Issuer)

$1.95 Series A Cumulative Convertible Preferred Stock Depositary Shares representing 8% Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

31430F200
31430F507
(CUSIP Number)

Aaron Hood
Perella Weinberg Partners Capital Management LP
767 Fifth Avenue
New York, NY 10153
(212) 287-3305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
596,654 shares of $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
839,283 depositary shares (the “Depositary Shares”), representing 8,393 shares of 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%1
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company's Preliminary Information Statement on Schedule 14C filed on July 26, 2010.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 3 of 10 Pages

1	(see instructions)NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION EQUITY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION FUND GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on August 12, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”) relating to the $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”) and depository shares (the “Depositary Shares”, and together with the Series A Stock, the “Shares”) representing the 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”, and together with the Series A Stock, the “Preferred Stock”), of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No.1 amends Items 4, 5 and 6 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed in the Preliminary Proxy Statement (the “Proxy Statement”) with respect to the Company filed with the Securities Exchange Commission on Schedule 14A on August 19, 2010 by P. Schoenfeld Asset Management LP (“PSAM”), certain of its affiliates (together with PSAM, the “PSAM Reporting Persons”), the Reporting Persons, as participants, and Christopher J. Hartung (“Mr. Hartung”) and C. Brian Stickland, as participants (together with Mr. Hartung, the “Nominees”), the Master Fund has entered into a Letter Agreement (the “Letter Agreement”) with PSAM pursuant to which each of the Master Fund and PSAM have agreed to be responsible for one-half of certain costs and expenses incurred in connection with nominating the Nominees for election as Directors of the Company at a special meeting of the holders of the Preferred Stock (the “Special Meeting”) and soliciting proxies for the election of the Nominees as Directors, provided, however, that the Master Fund will not be responsible for aggregate payments in excess of $200,000.  The Letter Agreement will terminate at the earliest of (a) the mutual agreement in writing of PSAM and the Master Fund to terminate the Letter Agreement and (b) the completion of the Special Meeting.

Pursuant to the Proxy Statement, PSAM is soliciting proxies from the holders of the Preferred Stock to vote at the Special Meeting for the Nominees to serve as Directors of the Company and to vote to adjourn the Special Meeting if a quorum is not present at the Special Meeting or if otherwise necessary to solicit additional proxies to elect the Nominees (the "Proxy Solicitation").  As a result of the Letter Agreement, the Reporting Persons are participants in the solicitation of proxies pursuant to the Proxy Statement and in that regard may also solicit proxies and engage in communications and discussions with other holders of Preferred Stock, PSAM, the Company and other relevant parties in connection with the Proxy Solicitation and the nomination of the Nominees.  This description of the Proxy Statement is a summary only and is qualified in its entirety by reference to the Proxy Statement, as filed with the Securities and Exchange Commission on August 19, 2010.

As previously disclosed in the Original Schedule 13D, the Reporting Persons do not believe that the limited voting rights of the Preferred Stock deems the shares of Preferred Stock to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act.  However, as previously disclosed in the Original Schedule 13D, the Reporting Persons have determined to take a conservative position and voluntarily file this Schedule 13D.  Accordingly, as a result of the Letter Agreement, the Reporting Persons may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act with the PSAM Reporting Persons.  The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, the PSAM Reporting Persons or any other person.  Based on information and belief, the beneficial ownership of the PSAM Reporting Persons is as set forth in the Proxy Statement, as the same may be updated or amended from time to time, or as may be disclosed by the PSAM Reporting Persons in any beneficial ownership reports filed pursuant to Section 13(d) and (g) of the Act.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As indicated in, and solely to the extent expressed in, Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Rule 13d-5(b) under the Act with the PSAM Reporting Persons. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, the PSAM Reporting Persons or any other person.  Based on information and belief, the beneficial ownership of the PSAM Reporting Persons is as set forth in the Proxy Statement, as the same may be updated or amended from time to time, or as may be disclosed by the PSAM Reporting Persons in any beneficial ownership reports filed pursuant to Section 13(d) and (g) of the Act.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

       The information set forth under Item 4 of this Amendment No. 1 is incorporated herein by reference.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2010

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

/s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

PERELLA WEINBERG PARTNERS XERION EQUITY LP

/s/ Aaron Hood
Name: Aaron Hood
Title: Partner and Authorized Person

PERELLA WEINBERG PARTNERS XERION FUND GP LLC

/s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

/s/ Aaron Hood
Name: Aaron Hood
Title: Partner and Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

/s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP

/s/ Aaron Hood
Name: Aaron Hood
Title: Partner and Authorized Person